                       [HOMETOWN BANCORP, INC. LETTERHEAD]




                                  May 10, 2007




U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

         Re:      Hometown Bancorp, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-141351

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Hometown Bancorp, Inc. (the "Company") hereby requests that said Registration Statement on Form SB-2 be declared effective on May 14, 2007, at 2:00 p.m. or as soon thereafter as practicable.

         Furthermore, the Company hereby acknowledges that:

           o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

           o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

U.S. Securities and Exchange Commission
May 10, 2007
Page 2


         If you have any questions regarding this request, please telephone Joseph J. Bradley Muldoon Murphy & Aguggia LLP at 202.686.4947.

                                      Very truly yours,

                                      HOMETOWN BANCORP, INC.

                                      /s/ Stephen W. Dederick

                                      Stephen W. Dederick
                                      Vice President and Chief Financial Officer



cc:      Christian Windsor, Securities and Exchange Commission
         Kathryn McHale, Securities and Exchange Commission

                  [SANDLER O'NEILL & PARTNERS, L.P. LETTERHEAD]




                                  May 10, 2007


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

         Re:      Hometown Bancorp, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-141351

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Hometown Bancorp, Inc. in requesting that the above-referenced Registration Statement on Form SB-2 be declared effective on May 14, 2007 at 2:00 p.m. or as soon thereafter as practicable.

                                         Very truly yours,


                                         /s/ Michael Lacovara
                                         ------------------------------
                                         Name: Michael Lacovara
                                         Title: Principal




cc:      Christian Windsor, Securities and Exchange Commission
         Kathryn McHale, Securities and Exchange Commission